Exhibit 99.10

FIRST COBALT CORP

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021

(EXPRESSED IN CANADIAN DOLLARS)

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021

General

This Management’s Discussion and Analysis of First Cobalt Corp. (“First Cobalt” or the “Company”) (“MD&A”) was prepared on August 27, 2021 and provides analysis of the Company’s financial results for the three and six months ended June 30, 2021 and 2020. The following information should be read in conjunction with the accompanying consolidated financial statements for the three and six months ended June 30, 2021 and 2020 with accompanying notes which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All dollar figures are expressed in Canadian dollars unless otherwise stated. Financial Statements are available at www.sedar.com and the Company’s website www.firstcobalt.com.

Company Overview

First Cobalt Corp. was incorporated on July 13, 2011 under the Business Corporations Act of British Columbia and on September 4, 2018, the Company filed a Certificate of Continuance into Canada and adopted Articles of Continuance as a Federal Company under the Canada Business Corporations Act (the “CBCA”). The Company is in the business of cobalt refining and the acquisition and exploration of resource properties. The Company is focused on building an ethical North American supply of cobalt.

First Cobalt is a public company listed on the Toronto Venture Stock Exchange (TSX-V) (under the symbol FCC) and the OTCQX (under the symbol FTSSF). The Company’s registered and records office is Suite 2400, Bay-Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2T6. The Company’s head office is located at 401 Bay Street, 6th Floor, Toronto, Ontario, M5H 2Y4.

Q2 2021 Highlights and Recent Events

Refinery Advancement and Commercial Arrangements

In 2020, the Company announced positive engineering study results for the First Cobalt Refinery (the “Refinery”) expansion. The engineering study demonstrated that the Refinery could become a viable, globally competitive player in the North American and European electric vehicle (EV) supply chain. The study outlined the Refinery’s ability to reach annual production of 25,000 tonnes of battery grade cobalt sulfate from third party feed, representing 5% of the total global refined cobalt market and 100% of North American cobalt supply with strong operating cash flows and a globally competitive cost structure.

The Company has continued to advance the refinery project in 2021 along its stated development timeline. On January 12, 2021, the Company announced long-term cobalt hydroxide feed arrangements with Glencore and IXM SA, a fully owned subsidiary of China Molybdenum Company Limited (“CMOC”), which will provide a total of 4,500 tonnes of contained cobalt per year to the Refinery commencing in late 2022. The contained cobalt will be provided from Glencore’s KCC mine and CMOC’s Tenke Fungurume mine and represents 90% of the projected capacity of the refinery.

In late January 2021, the Company commenced pre-construction activities for the refinery, including detailed engineering and the tendering process for long lead equipment items. The vendor for the cobalt crystallizer, a critical piece of equipment in the expanded refinery, has been selected and the equipment engineering work has started. Site establishment activities are going with the First Cobalt Owners Team now operating from site on a full-time basis. The Company has continued to hire strong project team members from the local community, and currently has an Owners Team comprising 7 people.

On March 29, 2021, the Company announced it had signed a flexible, long-term, offtake agreement with Stratton Metal Resources Limited (“Stratton Metals”) for the sale of future cobalt sulfate production from the Refinery. First Cobalt will have the option to sell up to 100% of its annual cobalt sulfate production to Stratton Metals, subject to a minimum annual quantity. The contract is for five years, with prices based on prevailing market prices of cobalt sulfate at the time of shipments. The arrangement provides the flexibility for the Company to enter into offtake contracts with OEMs and their suppliers, which reduces amounts made available to Stratton Metals. On April 7, 2021, the Company announced the appointment of Michael Insulan as Vice President, Commercial to continue advancing offtake discussions. Mr. Insulan is well known in the European and Asian cobalt markets from his time with Eurasian Resources Group (ERG).

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2021

The Company notes that the engineering study and the associated update were prepared by Ausenco Engineering under the definitions of an Association for the Advancement of Cost Engineering (AACE) Class 3 Feasibility Study. The report does not constitute a feasibility study within the definition employed by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), as it relates to a standalone industrial project and does not concern a mineral project of First Cobalt. As a result, disclosure standards prescribed by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) are not applicable to the scientific and technical disclosure in the report. Any references to scoping study, prefeasibility study or feasibility study by the Company, in relation to the Refinery, are not the same as terms defined by the CIM Definition Standards and used in NI 43-101.

Battery Recycling Opportunities

The Company continues to review battery recycling opportunities as a growth opportunity for its refinery and to provide incremental cash flows to its planned baseload cobalt hydroxide feedstock processing. In the near-term, the Company is reviewing options to leverage its existing processing assets that will not be required for its cobalt hydroxide circuit to process black mass and recover payable metals. Longer-term, the Company intends to produce battery grade materials from black mass for reintroduction into the electric vehicle supply chain.

In July 2021, the Company announced it had successfully extracted nickel, cobalt, copper manganese, lithium and graphite from a “black mass” product recovered form recycled batteries with its laboratory partners at SGS Canada. Black mass represents the main chemical composition of the battery and is obtained after removal of the mechanical housing of the battery.

A global engineering firm has been retained to study the leaching of black mass within the existing refinery. The study results are expected in Q4 2021.

Glencore Loan Conversion

Effective April 7, 2021, the Company executed a loan amendment agreement with Glencore to repay the full amount of the existing loan, approximately US$5.5 million inclusive of capitalized interest, by issuing common shares of First Cobalt. The amendment and settlement were made via a “shares for debt” provision under TSX-V rules.

The shares were issued at a 15% discount to market, consistent with the original loan agreement terms which gave Glencore the right to convert the balance owing to shares of First Cobalt at a discount of 15% at maturity. A total of 23,849,737 shares were issued to Glencore at a deemed price of $0.29 per share. A loss for accounting purposes of $1,566,073, was recorded during the second quarter relating to the derecognition of the loan payable and the associated derivative liability.

This transaction eliminated all Corporate debt ahead of a planned debt financing package being negotiated for the Refinery expansion and frees up the security package associated with the Refinery. It also reduces the amount of additional financing required to fully finance the Refinery project. The common shares issued to Glencore represented approximately 4.8% of the outstanding shares of First Cobalt.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2021

Refinery Construction Financing Package

On August 23, 2021, the Company announced that it had arranged a combined secured convertible debt and brokered equity financing package with an aggregate value of approximately US$45 million to finance the construction of the Refinery. The financing package consists of the following components:

•	An offering of US$37.5 million principal amount of 6.95% senior secured convertible notes due December 1, 2026 (the “Notes”) led by Cantor Fitzgerald & Co.; and

•	An overnight-marketed public offering of common shares in the capital of the Company (the “Offered Shares”) led by BMO Capital Markets for gross proceeds of approximately C$9.5 million (approximately US$7.5 million) (the “Equity Offering”).

On August 24, 2021, the Company announced the price of the Offered Shares as C$0.25 per common share and the initial conversion rate of the Notes as 4,058.24 common shares per US$1,000 of principal. The initial conversion rate of the Notes represents a premium of approximately 25% over the price of the Equity Offering. The completion of each of the Note Offering and the Equity Offering are cross-conditional upon each other, such that the Note Offering will only proceed if the Equity Offering is completed and vice-versa. The Note Offering is expected to close on or about September 1, 2021, concurrently with the Equity Offering, and subject to TSXV approval and completion of final legal and security documents. The Equity Offering utilizes the remaining room available on the Company’s November 26, 2020 Base Shelf Prospectus.

The Holders of the Notes will have an option to purchase an additional aggregate total of US$7.5 million principal amount of Notes, issued at par, for 60 days from the announcement date. The Notes bear interest at 6.95% per annum, payable in cash on a semi-annual basis. The Notes will be secured by a first priority security interest in substantially all of the Company’s assets.

This financing package provides the Company with the funding required to advance the construction of the Refinery and remain on track for first production in Q4 2022. The Note Offering and Equity Offering will replace the debt financing process announced on March 31, 2021 as the Company’s management and board of directors determined that the financing terms and covenants associated with the Note Offering and Equity Offering were superior to debt financing package previously being pursued.

Advancement of Idaho Mineral Properties

On April 28, 2021, the Company announced it had been awarded funding from the US Department of Energy’s Critical Materials Institute (CMI) to research innovative mineral processing techniques for the Iron Creek project.

In addition, on May 11, 2021 the Company announced it had acquired additional mining claims known as the West Fork Property to the west of its existing Iron Creek cobalt-copper deposit. This transaction effectively doubled the Company’s Idaho land position. Geophysical surveys will be conducted at the West Fork property to test for cobalt and copper mineralization extensions. On May 25, 2021, the Company announced another transaction, an earn-in agreement to acquire the Redcastle property to the east of Iron Creek to further expand its land position.

COVID-19 Impacts

Market volatility and economic uncertainty due to the COVID-19 pandemic have cast uncertainty over global economic activity levels. Despite pandemic-related market instability, the electric vehicle (EV) market continues to strengthen in Europe and around the world. First Cobalt remains confident in the EV revolution and has a strong business plan with an experienced team that continues to execute on corporate objectives. The Company continues to advance its plans for the refinery and has not encountered any adverse affects relating to COVID-19 to date. Best practice protocols have been developed for on-site activity to ensure the health and safety of all personnel.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2021

Notwithstanding the forgoing, global uncertainty related to the pandemic may present other challenges that are not known at the current time - such as supply chain interruptions or alteration of business plans by the Company’s strategic partners.

Outlook and Overview of Current Programs

The Company’s vision is to provide the world’s most sustainable cobalt to the electric vehicle industry. The Company owns two main assets – the First Cobalt Refinery located in Ontario, Canada and the Iron Creek cobalt-copper project located in Idaho, United States. It also controls a number of properties in Ontario known as the Cobalt Camp.

The Company has been progressing plans to recommission and expand the First Cobalt Refinery with a view to becoming the only refiner of battery grade cobalt sulfate in North America. First Cobalt’s primary focus for 2021 is advancing the First Cobalt Refinery through to a construction decision by summer-2021 and remaining on track for commissioning in late 2022. The Company will continue to consider growth and expansion opportunities for the refinery, including the refining of nickel, cobalt, copper and other materials from recycled batteries (black mass). The Company also intends to increase exploration activity levels in Idaho.

The outlook for First Cobalt’s North American assets is discussed below:

1.       The First Cobalt Refinery (Canada)

The Company is working towards restarting its wholly owned cobalt refinery in Ontario, Canada. In 2020, the Company announced the results of an engineering study on the expansion of the refinery that demonstrated that the facility could become a significant, globally competitive producer of cobalt sulfate for the electric vehicle market.

Most of the cobalt consumed today is mined in the Democratic Republic of Congo and then shipped to China for refining. There are no primary cobalt refining facilities operating in North America, which gives the First Cobalt Refinery a strategic advantage in the electric vehicle supply chain. As a permitted facility with an operating history from 1996 to 2015, Management believes that the refinery could play an important role in North America and Europe as a source of refined cobalt for the manufacturing of lithium-ion batteries. At a high-level, the Company’s refinery plan is as follows:

1.	Divert ethically sourced African mine production from China to North America
2.	Recommission and expand the existing, permitted Canadian cobalt refinery
3.	Produce cobalt sulfate in Canada for use in the North American and European EV markets
4.	Continue to expand capacity of the refinery to meet demand from a growing North American electric vehicle market by treating additional mine supply and/or recycled battery material known as black mass

The engineering study determined the refinery could produce 25,000 tonnes of battery grade cobalt sulfate annually (equating to 5,000 tonnes of contained cobalt), which would represent 5% of the total refined cobalt market and 100% of North American cobalt sulfate supply. The study indicated strong operating margins at the asset level. Subsequent to the original study, additional engineering work, flow-sheet optimization and market analysis has taken place.

The table below compares the key assumptions and economic outputs in the original study to management’s current estimates on the outlook for this asset. The Company notes that the spot market for cobalt at present has high payabilities for cobalt hydroxide feedstock but also a significant premium in the price of battery grade cobalt sulfate compared to cobalt metal. These two factors offset one another, preserving gross margins for cobalt sulfate refiners.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2021

The Company’s estimates relating to the production phase of the refinery reflect its long-term outlook for these parameters at the time the refinery is in operation, supported by independent market consultant estimates.

		May 4, 2020 Engineering Study	Current Estimate
		LOM Total / Average	LOM Total / Average
Cobalt Sulfate Price	US$/lb	25	25
Cobalt Metal Price	US$/lb	25	25
Life of Refinery (*)	years	11	13
Cobalt Hydroxide Payability	%	70%	75%
Production
Total Cobalt Recovered	Klb	123,576	146,182
Total Average Annual	Klb	11,234	11,245
Operating Costs
Total Operating Costs	US$/lb Co	$2.72	$2.36
Transportation Cost	US$/lb Co	$0.17	$0.17
Capital Costs
Initial Capital	US$M	$56.0	$60.0
Life-of-Refinery Sustaining	US$M	$0.6	$0.6
Financials Pre-Tax (**)
NPV (8%)	US$M	$192	$202
IRR	%	64%	57%
Payback	years	1.6	1.8
NPV (8%) / Initial Capital	:	3.4	3.4
Financials Post-Tax (**)
NPV (8%)	US$M	$139	$147
IRR (%)%		53%	48%
Payback (years)	years	1.8	2.0
NPV (8%) / Initial Capital	:	2.5	2.4

(*) Only tailings area one was used as the life-of-mine for financial calculation purposes. As there are two tailings areas of equal size on the wholly-owned refinery property, the actual estimated capacity is 26 years of tailings.

(**) Estimates of financial returns performed at asset-level and do not include any Corporate-level financing costs or potential costs associated with sales and marketing arrangements.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2021

In the fourth quarter of 2020, the Company announced it had signed contribution agreements for $10 million in public funding from the Government of Canada and Government of Ontario to be used towards the refinery construction. In 2021, the Company has achieved several additional key milestones on its development path for the refinery, including:

•	January 2021	– Feedstock arrangements announced for 90% of production with Glencore and IXM

•	January 2021	– Commencement of detailed engineering and pre-construction activities

•	March 2021	– Sale of Cobalt Camp properties to Kuya for $1 million in cash and $3.7 million in shares

•	March 2021	– Warrant exercises of $6.1 million from January through June 2021

•	March 2021	– Flexible, long-term cobalt sulfate offtake arrangement for up to 100% of production executed with Stratton Metals

•	August 2021	- Note Offering and Equity Offering financing announced to fund refinery construction

The recent developments have kept the refinery on track for first production in Q4 2022. The Company has submitted its Air and Noise and Industrial Sewage Works permit amendments with the Ministry of the Environment, Conservation and Parks (MECP) and has conducted advanced consultation discussions. The Company received its approved Permit to Take Water in May 2021. These constitute all material environmental permits required for the expanded refinery, other than a revision to its closure plan.

The current estimated timeline to bring the refinery into production is outlined below:

•	Q3 2021 – Close Note Offering and Equity Offering financing package
•	Q3 2021 – Receive final permit amendment approvals necessary to commence full on-site construction
•	Q3 2021 – Complete detailed engineering and commence construction activities
•	Q4 2022 – Commencement of production

The Company continues to make progress towards achieving its objective of providing the world’s most sustainable cobalt for the electric vehicle market. The Company continues to work with engineering firms, its commercial partners, process experts and financial advisers to finalize and execute on the plans to recommission and expand the Refinery.

2.	The Iron Creek Project (USA)

Following the acquisition of US Cobalt in June of 2018, the Company commenced an extensive drill program at Iron Creek. The objectives were to define a maiden inferred resource estimate within a historically drilled area and to expand the resource along strike of the known mineralization and at depth. In October 2018, the Company filed a technical report supporting the maiden resource estimate for the Iron Creek Project in Idaho.

A second phase drill campaign was initiated to conduct infill drilling to upgrade a portion of the inferred resources to the indicated category for mine planning and to improve the confidence for future engineering studies. As a secondary priority, this campaign increased the resource along strike and at depth. However, as the cobalt price declined in 2018, the Company elected to suspend step-out drilling until market conditions improved. During 2019, the Company completed assaying work and further geological modeling to support a resource update, with a new technical report filed in early 2020.

The 2020 technical report includes a new mineral resource estimate based on infill drilling and limited step-out drilling which includes the conversion of 49% of resources from the Inferred category to the Indicated category while also increasing the overall tonnage. The indicated resource is 2.2 million tonnes grading 0.32% cobalt equivalent (0.26% cobalt and 0.61% copper) containing 12.3 million pounds of cobalt and 29.1 million pounds of copper. The inferred mineral resource is 2.7 million tonnes grading 0.28% cobalt equivalent (0.22% cobalt and 0.68% copper) for an additional 12.7 million pounds of cobalt and 39.9 million pounds of copper.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2021

Figure 1. Distribution of Indicated and Inferred cobalt-copper resources at Iron Creek (view from above)

Drilling to date has delineated a strike length of Iron Creek mineralization to nearly 900 metres and mineralization has also been traced to depth over 650 metres below surface. The mineralization remains open along strike and downdip. Management believes that there is potential to continue to expand the size of the Iron Creek resource. In Q4 2020, the Company completed a new geophysics program at the property which identified several new drill targets.

In June 2021, the Company announced the commencement of its 2021 Idaho exploration program encompassing 4,500 metres of drilling, geophysical surveys and bedrock geological mapping at a budgeted cost of $2.5 million. The Company’s objective over the next two years is to meaningfully increase the resource size at Iron Creek and advance the asset towards a development decision.

The Company further increased its property position around Iron Creek in May, with the acquisition of the West Fork Property and the Redcastle Property earn-in agreement. Its now controls 1,820 hectares in the Idaho cobalt belt. In addition to increasing the resource size at Iron Creek, the Company plans to explore other prospective areas on its properties over the next few years.

3.	The Cobalt Camp (Canada)

First Cobalt holds an interest in a significant land package in the historic silver-cobalt mining camp of Cobalt, Ontario.

On March 1, 2021, the Company announced the completion of a transaction with Kuya Silver Corporation to sell a portion of these properties outright and to potentially form a joint venture on the remaining mineral assets in the Canadian Cobalt Camp. Key terms of the transaction were as follows:

Key terms of the transaction are as follows:

•	Kuya acquired a 100% interest in the Kerr area properties (the “Kerr Assets”) for $1 million in cash and the equivalent of $3 million in Kuya shares based on the 20-day VWAP prior to the December 21, 2020 announcement date

•	Kuya may elect to exercise an option to earn up to a 70% interest in First Cobalt’s remaining Cobalt Camp assets (the “Remaining Assets”) over the next six months, upon payment of an additional $1 million with further payments required to reach the 70% interest level. If exercised, this option payment would be due by September 1, 2021.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2021

•	Kuya will make a milestone payment of $2.5 million upon completion of a maiden mineral resource estimate of at least 10 million silver equivalent ounces on either of the Kerr Assets or the Remaining Assets. The payment increases to $5 million should the resource exceed 25 million silver equivalent ounces.

•	First Cobalt will spend $1 million of the flow through proceeds it raised in August 2020 on eligible expenditures, split equally between the Kerr Assets and the Remaining Assets. Through June 30, 2021, approximately $0.6 million of this has been spent.

First Cobalt shall have a right of first offer to refine base metal concentrates produced at First Cobalt’s refinery as well as a back-in right for any discovery of a primary cobalt deposit on the Remaining Assets.

EXPLORATION AND EVALUATION ASSETS

The Company is focused on building a North American cobalt supply chain. The Company’s Iron Creek Project in Idaho, U.S. is its flagship mineral property and a new, upgraded resource estimate was published in January 2020. The Iron Creek property includes patented and unpatented claims totalling 1,820 hectares as well as 600 metres of underground drifting from three adits. Other cobalt-copper targets exist on the Company’s property away from the Iron Creek resource. While not a major focus of the Company’s exploration efforts in recent years, the Cobalt Camp properties are shown separately below due to their different geographic location.

	Balance		Writedown and			Balance
	December 31,	Acquisition	Other	ARO	Reclassification	June 30,
	2020	Costs	Adjustments	Adjustment	to Held for Sale	2021
Iron Creek	$87,420,121	$118,625	$-	$-	$-	$87,538,746
Cobalt Camp, Ontario	1	-	-	-	-	1
Total	$87,420,122	$118,625	$-	$-	$-	$87,538,747

	Balance		Writedown and			Balance
	December 31,	Acquisition	Other	ARO	Reclassification	December 31,
	2019	Costs	Adjustments	Adjustment	to Held for Sale	2020
Iron Creek	$87,420,121	$-	$-	$-	$-	$87,420,121
Cobalt Camp, Ontario	1	-	5,638,693	65,980	(5,704,673)	1
Total	$87,420,122	$-	$5,638,693	$65,980	$(5,704,673)	$87,420,122

In 2020, the Company reversed a portion previously recorded impairment charges relating to the Cobalt Camp relating to its announced sale transaction with Kuya Silver Corporation.

EXPLORATION AND EVALUATION EXPENDITURES

The exploration and evaluation expenditures incurred by the Company for the three and six months ended June 30, 2021 and 2020 are outlined below:

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2021

	Three Months Ended June 30,
	2021			2020
	Iron Creek,	Cobalt Camp,		Iron Creek,	Cobalt Camp,
	USA	Canada	Total	USA	Canada	Total
Drilling	$-	$-	$-	$-	$-	$-
Exploration support and administration	37,184	-	37,184	8,261	-	8,261
Field Operations and consumables	399	470	869	-	-	-
Geochemistry	33,930	9,487	43,417	1,299	2,340	3,639
Geological consulting	14,729	11,327	26,056	-	-	-
Geologist salaries	25,585	25,643	51,228	-	-	-
Property and claims	(50,000)	-	(50,000)	-	-	-
Property taxes	-	-	-	20,484	-	20,484
Sampling and geological costs	268,441	38,959	307,400	-	-	-
Total	$330,268	$85,886	$416,154	$30,044	$2,340	$32,384

	Six Months Ended June 30,
	2021			2020
	Iron Creek,	Cobalt Camp,		Iron Creek,	Cobalt Camp,
	USA	Canada	Total	USA	Canada	Total
Drilling	$-	$-	$-	$-	$-	$-
Exploration support and administration	39,220	-	39,220	8,261	-	8,261
Field Operations and consumables	607	470	1,077	-	-	-
Geochemistry	37,750	50,423	88,173	2,595	2,340	4,935
Geological consulting	34,505	11,327	45,832	-	-	-
Geologist salaries	25,585	51,285	76,870	-	-	-
Property and claims	-	-	-	-	-	-
Property taxes	-	486	486	37,907	-	37,907
Sampling and geological costs	270,846	39,997	310,843	-	-	-
Total	$408,513	$153,988	$562,501	$48,763	$2,340	$51,103

Exploration and evaluation expenditures during the three and six months ended June 30, 2021 increased at Iron Creek as the Company prepares for the 2021 drill program later this year.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2021

SUMMARY OF QUARTERLY RESULTS

Key financial information for the three months ended June 30, 2021, as well as the quarters spanning the most recently preceding fiscal years, are summarized as follows, reported in Canadian dollars except for per share amounts.

	June 30,	March 31,	December	September
	2021	2021	31, 2020	30, 2020
	($)	($)	($)	($)
Financial Position
Current Assets	15,294,828	20,716,695	10,466,083	5,493,821
Exploration and Evaluation Assets	87,538,747	87,420,122	87,420,122	87,420,122
Total Assets	110,094,032	113,950,731	103,681,301	98,709,039
Current Liabilities	597,799	536,273	2,841,703	7,986,544
Long-term Liabilties	1,264,177	8,761,004	8,688,892	2,737,321

Operations
Exploration and evaluation expenditures	(416,154)	(146,347)	(290,457)	(73,677)
Salary and benefits	(559,211)	(417,057)	(644,950)	(279,753)
Consulting fees	(299,304)	(327,500)	(70,192)	(107,917)
Professional fees	(391,376)	(140,795)	(385,290)	(71,386)
Investor relations, marketing, and travel	(133,731)	(117,531)	(281,206)	(75,712)
Refinery and Associated Studies	(1,478,715)	(729,506)	(352,396)	(91,840)
Environmental Expenses	(129,062)	(257,222)	(488,930)	(312,986)
General and administrative	(61,303)	(86,401)	(36,021)	(110,290)
Share-based payments	(262,126)	(95,308)	(142,354)	(303,325)
Total Operating Expenses	(3,730,982)	(2,317,667)	(2,691,796)	(1,426,886)
Net (Loss) Gain	(6,407,856)	(2,510,183)	2,914,581	(1,512,738)
(Loss) Gain per Share	(0.01)	(0.01)	0.00	(0.00)

	June 30,	March 31,	December 31,	September 30,
	2020	2020	2019	2019
	($)	($)	($)	($)
Financial Position
Current Assets	4,097,459	5,619,275	5,126,675	7,449,576
Exploration and Evaluation Assets	87,420,122	87,420,122	87,420,122	194,263,122
Total Assets	97,312,677	98,834,493	98,341,893	207,296,788
Current Liabilities	29,374	99,243	286,589	215,145
Long-term Liabilties	10,124,169	10,014,065	9,468,540	9,394,299

Operations
Exploration and evaluation expenditures	(32,384)	(18,719)	(130,035)	(80,995)
Salary and benefits	(540,201)	(304,634)	(328,729)	(377,577)
Consulting fees	(86,220)	(159,997)	(60,000)	(194,692)
Professional fees	(62,314)	(39,799)	(121,643)	(150,358)
Investor relations, marketing, and travel	(53,652)	(108,676)	(198,253)	(242,715)
Refinery and Associated Studies	(355,865)	(728,708)	(964,874)	(112,989)
Environmental Expenses	(164,380)	(171,570)	(151,790)	(59,264)
General and administrative	(63,625)	(105,838)	(137,028)	(125,407)
Share-based payments	(110,016)	(133,941)	(181,798)	(284,176)
Total Operating Expenses	(1,468,657)	(1,771,882)	(2,274,150)	(1,628,173)
Net Loss	(1,678,422)	(2,111,319)	(109,383,604)	(1,469,012)
Loss per Share	(0.00)	(0.01)	(0.30)	(0.00)

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2021

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2021

The following are highlights from the Company’s results of operations for the three months ended June 30, 2021 and 2020:

•	Exploration and evaluation expenditures were $416,154 for the three months ended June 30, 2021, compared to $32,384 for the three months ended June 30, 2020. The increase is driven by the Iron Creek geophysics program and geochemistry studies at Cobalt Camp.

•	Refinery and associated studies costs were $1,478,715 for the three months ended June 30, 2021, compared to $355,865 for the three months ended June 30, 2020. The costs incurred for the three months ended June 30, 2021 mainly relate to front-end engineering design costs as the Company ramps up engineering efforts to restart the refinery.

•	Salary and benefits were $559,211 for the three months ended June 30, 2021, compared to $540,201 for the three months ended June 30, 2020. The increase is a result of the Company expanding its workforce during 2021 with a larger refinery team.

•	Professional fees were $391,376 for the three months ended June 30, 2021, compared to $62,314 incurred during the three months ended June 30, 2020, due an increase in legal costs.

•	Environmental expenses were $129,062 for the three months ended June 30, 2021, compared to $164,380 for the three months ended June 30, 2020. These costs related to work performed on the permit amendments for the refinery expansion.

•	Consulting fees were $299,304 for the three months ended June 30, 2021, compared to $86,220 for the three months ended June 30, 2020. The increase was the result of cost incurred during the financing due diligence process.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2021

The following are highlights from the Company’s results of operations for the six months ended June 30, 2021 and 2020:

•	Exploration and evaluation expenditures were $562,501 for the six months ended June 30, 2021, compared to $51,103 for the six months ended June 30, 2020. The increase is driven by the Iron Creek geophysics program and geochemistry studies at Cobalt Camp.

•	Refinery and associated studies costs were $2,208,221 for the six months ended June 30, 2021, compared to $1,084,573 for the six months ended June 30, 2020. The costs incurred for the six months ended June 30, 2021 mainly relate to front-end engineering design costs as the Company ramps up engineering efforts to restart the refinery.

•	Salary and benefits were $976,268 for the six months ended June 30, 2021, compared to $844,835 for the six months ended June 30, 2020. The increase is a result of the Company expanding its workforce during 2021.

•	Professional fees were $532,171 for the six months ended June 30, 2021, compared to $102,113 incurred during the six months ended June 30, 2020 due an increase in legal costs and accounting costs. As the Company ramps up its refinery restart, legal fees have increased during the quarter as equipment and other contracts are negotiated.

•	Environmental expenses were $386,284 for the six months ended June 30, 2021, compared to $335,950 for the six months ended June 30, 2020. These costs relate to work performed on the permit amendments for the refinery expansion.

•	Consulting fees were $626,804 for the six months ended June 30, 2021, compared to $246,217 for the six months ended June 30, 2020. The increase was the result of an advisory fee paid to Cormark Securities Inc. relating to the Kerr assets sale to Kuya Silver Corp, and cost incurred in relation to due diligence activities for the refinery financing process.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2021

CAPITAL STRUCTURE

As of the date of this MD&A, the Company has 496,117,116 common shares issued and outstanding. In addition, there are outstanding share purchase warrants and stock options for a further 23,146,123 and 15,518,335 common shares, respectively. The Company currently has 3,138,235 Deferred Share Units (DSUs), 1,146,791 Restricted Share Units (RSUs), and 1,575,000 Performance Share Units (PSUs) issued under its Long-Term Incentive Plan.

During the three months ended June 30, 2021, 150,000 warrants of the Company were exercised for gross proceeds of $31,500. 400,000 warrants expired during the three months ended June 30, 2021.

During the six months ended June 30, 2021, 27,464,609 warrants of the Company were exercised for gross proceeds of $6.1 million. The Company also issued a total of 17,658,480 share purchase warrants in conjunction with the bought deal financing, and 400,000 warrants expired.

The following warrants were outstanding at the date of this report:

		Number of
		warrants	Weighted Average
Grant Date	Expiry Date	outstanding	Exercise Price
August 27, 2020	August 27, 2022	5,287,643	$0.21
January 22, 2021	January 22, 2023	15,766,500	$0.50
January 22, 2021	January 22, 2023	1,891,980	$0.31
		22,946,123	$0.42

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2021

The following incentive stock options were outstanding and exercisable at the date of this report:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares Issuable on Exercise	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number of Shares Issuable on Exercise	Weighted Average Exercise Price
$0.14	3,170,002	3.03	$0.14	816,669	$0.14
0.14	2,200,000	3.88	0.14	-	0.14
0.15	500,000	4.01	0.15	-	0.15
0.16	350,000	3.10	0.16	116,667	0.16
0.18	1,000,000	2.49	0.18	1,000,000	0.18
0.27	400,000	2.16	0.27	266,667	0.27
0.35	575,000	4.64	0.35	-	0.35
0.36	1,100,000	2.09	0.36	733,333	0.36
0.36	1,000,000	4.09	0.36	1,000,000	0.36
0.41	100,000	3.48	0.41	-	0.41
0.49	1,973,333	1.84	0.49	1,973,333	0.49
0.52	450,000	1.44	0.52	450,000	0.52
0.66	1,500,000	0.52	0.66	1,500,000	0.66
0.69	1,200,000	0.77	0.69	1,200,000	0.69
	15,518,335	2.57	$0.33	9,056,669	$0.44

During the three months ended June 30, 2021, the Company issued 575,000 Options, 218,116 DSUs, and 115,000 RSUs. DSUs vest immediately and may not be exercised until a director or officer ceases to serve their role. The RSUs vest over a 2-2.5-year period and are expensed consistent with their vesting period.

During the six months ended June 30, 2021, the Company issued 675,000 Options, 248,980 DSUs, 263,456 RSUs, and 1,575,000 PSUs. DSUs vest immediately and may not be exercised until a director or officer ceases to serve their role. The RSUs vest over a 2-2.5-year period and are expensed consistent with their vesting period. The PSUs vest over a 2 year period and are expensed consistent with their vesting period.

CAPITAL RESOURCES

The Company manages its capital structure to maximize its financial flexibility, making adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital, but rather relies on the expertise of the Company’s management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this, given the relative size of the Company, is appropriate.

Effective April 7, 2021, the Company and Glencore executed an amendment to the loan agreement whereby all amounts owing would be converted to shares of First Cobalt. The shares were issued on April 7, 2021, and the debt, the associated obligations and the secured assets were released. The Company will continue to adjust its capital structure based on Management’s assessment of the best capital mix to effectively advance its assets. In addition to its cash on hand, it also has executed contribution agreements with the Government of Ontario and Government of Canada for aggregate funding towards the refinery construction of $10 million. Upon closing of the Note Offering and Equity Offering, the combined net cash proceeds, in aggregate with working capital on hand and the government investments, will provide the funding required to substantially finance the estimated construction costs of the refinery.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2021

The Company will still require a working capital facility to cover the feedstock purchase cycle through to the sale of final cobalt sulfate and to meet minimum liquidity requirements under the Note Offering and is in discussions with working capital finance providers.

LIQUIDITY

The Company’s objective in managing liquidity risk is to maintain sufficient liquidity in order to meet operational and asset advancement requirements. The Company has historically financed its operations primarily through the sale of share capital; however, in August 2019, the Company agreed to a debt arrangement with Glencore to help fund the advancement of its refinery and continue to move it towards first cash flow. Subsequent to quarter end, the Glencore debt was settled.

During the first quarter of 2021, the Company completed a bought-deal financing, sold non-core assets to Kuya, and launched at ATM program with the overall objective being to inject cash for use towards the refinery expansion project. At June 30, 2021, the Company had cash of $11,480,798 (December 31, 2020 - $4,174,296) and working capital of $14,697,029 (December 31, 2020 – $7,624,380). This figure does not include the committed $10 million of Government investments or the cash proceeds expected to be obtained from closing the Note Offering and Equity Offering.

To maintain liquidity, the Company issued common shares for cash proceeds during the three months ended June 30, 2021 as follows:

•	On January 22, 2021, the Company completed a bought deal by issuing 31,533,000 Units at a Unit price of $0.31 for gross proceeds of $9.78 million. Each Unit consists of one common share in the share capital of the Company and one-half of one common share purchase warrant (each full warrant a “Warrant”). Each Warrant entitles the holder thereof to purchase one additional common share at a price of $0.50 for a period of two years. The transaction costs associated with the issuance were $928,826, and an additional 1,891,980 Warrants valued at $250,354 were issued to the broker at a price of $0.31 for a period of two years.

•	During the first six months of 2021, the Company issued 27,464,609 common shares for gross proceeds of approximately $6.1 million for exercised warrants. There were no significant transaction costs associated with these issuances.

•	The Company also issued 1,007,913 common shares resulting from the exercise of options and RSUs during the first quarter of 2021. The total proceeds were $50,400.

Additionally, in February 2021, the Company launched an ATM Program to allow for the issuance of up to $10 million of common shares from treasury. There were no issuances of shares under the ATM Program during the first quarter of 2021. During the second quarter of 2021, the Company has issued a total of 1,588,500 common shares under the ATM Program at an average price of $0.3436 per share, providing gross proceeds of $529,396. A commission of $16,373 was paid to Cantor in relation to these distributions. Subsequent to June 30, 2021, the Company issued an additional 435,000 common shares under its ATM Program at an average price of $0.3230 per share, providing gross proceeds of $140,505. A commission of $4,215 was paid to Cantor in relation to these distributions. A notice of termination for the Company’s ATM Program was submitted on August 23, 2021.

On April 7, 2021, the Company executed the conversion of its outstanding loan with Glencore to shares and thus the Company currently did not have any debt on hand at June 30, 2021.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2021

The total costs of the activities required to advance the refinery are expected to be funded primarily through cash on hand, debt arrangements and the contributions from the Government of Ontario and Government of Canada.

	Six months ended	Six months ended
	June 30,	June 30,
(expressed in Canadian Dollars)	2021	2020
Cash Flows used in operating activities	$(6,658,964)	$(2,921,140)
Cash Flows provided by (used in) investing activities	(1,496,543)	11,500
Cash Flows provided by financing activities	15,492,733	2,068,573
Effect of exchange rates on cash	(30,724)	2,214
Changes in cash during the period	7,306,502	(838,853)
Cash – Beginning of the period	4,174,296	4,419,642
Cash – End of the period	$11,480,798	$3,580,789

Cash used in operating activities was $6,658,964 during the six months ended June 30, 2021, compared to $2,921,140 used in operating activities during the six months ended June 30, 2020. The increase in cash used in operating activities was driven primarily by changes in increased refinery engineering and permitting costs, non-cash working capital, the increase in exploration activities, consulting, and legal fees.

Cash used in investing activities was $1,496,543 during the six months ended June 30, 2021, compared to $11,500 provided by investing activities during the six months ended June 30, 2020. The increase in cash used in investing activities was driven by milestone payments made for the cobalt crystallizer equipment which will be utilized in the expanded refinery. The cobalt crystallizer is the longest lead item and will be funded out of treasury to ensure the project schedule remains on track.

Cash flows provided by financing activities were $15,492,733 during the six months ended June 30, 2021 compared to the $2,068,573 from financing activities during the six months ended June 30, 2020. The 2021 inflow was related to proceeds from the Company’s January 2021 bought deal financing, exercise of warrants and options, and ATM program. The 2020 inflow related to proceeds from the Company’s February 2020 private placement.

The Company has sufficient cash on hand to cover normal operations for a number of years. The full construction of the Refinery will depend mainly on the Company’s ability to complete the Note Offering and Equity Offering, which would provide substantially all the funding required to cover construction capital costs and is expected to close on or about September 1, 2021. There can be no assurances that the Company will be successful with its refinery strategy or in completing the Note Offering and Equity Offering; failure to obtain additional capital could result in the delay or indefinite postponement of further advancement of the Company’s assets.

COMMITMENTS

The ongoing expenditure required to maintain the Company’s key assets is minimal and summarized below:

•	For the First Cobalt Refinery, on an annual basis there are activities required for the proper maintenance of the tailings management facility – including two discharges, an inspection of the tailings dam and an annual report. There are also property taxes paid for the property. The total cost for these activities is approximately $75,000-$100,000 on an annual basis.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2021

•	At Iron Creek, current annual requirements are limited to claim and patent payments and are less than $50,000 per year.

•	For the Cobalt Camp, there is no property-specific exploration spending requirement in 2021 given the large expenditure in the 2018 year. However, given the flow-through funding raised in August 2020 and the terms of the Kuya transaction, the Company expects to spend approximately $0.8 million in the Cobalt Camp on eligible exploration activities on its properties during the 2021 year. Taxes on the various properties are less than $10,000 annually and this is the only cash requirement in 2021 and the following few years.

In connection with the current refinery work plan, the Company has signed contracts with numerous vendors, though if work is halted for any reason there are no locked in contractual minimums that would be required to be paid. All contracts are on a time and materials basis.

The Company has recorded a provision for environmental remediation, reclamation and decommissioning for its Ontario assets. For the refinery, a liability of $926,321 has been recorded, linked to a currently filed closure plan. In relation to the refinery closure plan, an amount of $937,550 is on deposit with the Ministry of Energy, Northern Development, and Mines as financial assurance.

For the Cobalt Camp exploration properties, the Company has recorded a reclamation liability of $337,856 as at June 30, 2021 representing the best estimate of the associated rehabilitation work.

In April 2021, the Glencore debt and the associated derivative liability was fully extinguished and there is no remaining obligation or commitment relating to it at present.

RELATED PARTY TRANSACTIONS

The Company’s related parties include key management personnel and companies related by way of directors or shareholders in common.

Key Management Personnel Compensation

During the six months ended June 30, 2021 and 2020, the Company paid and/or accrued the following fees to management personnel and directors:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Management	$366,846	$409,692	$685,852	$705,559
Directors	45,812	41,537	93,372	90,281
	$412,658	$451,229	$779,224	$795,840

During the three months ended June 30, 2021 the Company had share-based payments made to management and directors of $173,119 (June 30, 2020 - $92,444).

During the six months ended June 30, 2021 the Company had share-based payments made to management and directors of $238,208 (June 30, 2020 - $207,273). As at June 30, 2021 the accrued liabilities balance for related parties was $27,500 (December 31, 2020 - $361,500), relating only to the timing of normal course director fee payments.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2021

OFF BALANCE SHEET ARRANGEMENTS

The Company currently has no off balance sheet arrangements.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial assets and liabilities are classified in the fair value hierarchy according to the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input to the fair value measurement requires judgement and may affect placement within the fair value hierarchy levels.

The hierarchy is as follows:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 fair value measurements are those derived from inputs that are unobservable inputs for the asset or liability.

The fair value of cash approximates the carrying value due to the short-term maturity. The Company considers that the carrying amount of all its financial assets and financial liabilities recognized at amortized cost in the financial statements approximates their fair value due to the demand nature or short-term maturity of these instruments.

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial Risk Factors

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations with cash. The Company is expected to able to satisfy obligations in the near term with its cash balances.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and receivables. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality financial institutions.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. With the Company’s debt with Glencore now extinguished, there is not current interest rate risk present. The Company expects to complete a debt financing for a significant portion of the refinery capital costs and would expect the rate to be a floating rate based on LIBOR of SOFR, which would introduce interest rate risk in the future.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2021

Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency, Canadian Dollars. The Company is exposed to foreign currency risk on fluctuations related to cash, receivables,and accrued liabilities that are denominated in US Dollars. The Company has not used derivative instruments to reduce its exposure to foreign currency risk nor has it entered into foreign exchange contracts to hedge against gains or losses from foreign exchange fluctuations.

BUSINESS RISKS AND UNCERTAINTIES

There are many risk factors facing companies involved in the mineral exploration industry. Risk Management is an ongoing exercise upon which the Company spends a substantial amount of time. While it is not possible to eliminate all the risks inherent to the industry, the Company strives to manage these risks, to the greatest extent possible. The following risks are most applicable to the Company.

Financing

Historically, the Company has raised funds through equity financing to fund its operations. The market price of natural resources, specifically cobalt prices, is highly speculative and volatile. Instability in prices may affect the interest in resource properties and the development of and production from such properties. This may adversely affect the Company’s ability to raise capital to fund corporate activities as well as acquire and explore resource properties.

Technical Capabilities of the Refinery

The Company’s strategic priority is the advancement of the First Cobalt Refinery, with significant engineering studies and metallurgical testing conducted to date. There is no assurance that the final refining process will have the capabilities to produce specific end products. The Company will manage this risk through contracting technical experts on metallurgy and engineering to support refinery process decisions.

Global Pandemic

The ability for the Company to source financing, equipment and construction and operation personnel for its refinery may be impacted by the COVID-19 global pandemic. At present, the Company has not encountered any adverse consequences. The ultimate impacts of the current pandemic are not known, but could have significant impacts on the Company’s ability to attract financing and advance its assets.

Industry and Mineral Exploration Risk

Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that the Company’s exploration efforts will be successful. At present, the Company’s projects do not contain any proven or probable reserves. Success in establishing reserves is a result of a number of factors, including the quality of the project itself. Substantial expenditures are required to establish reserves or resources through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Because of these uncertainties, no assurance can be given that planned exploration programs will result in the establishment of mineral resources or reserves. The Company may be subject to risks, which could not reasonably be predicted in advance. Events such as labour disputes, natural disasters or estimation errors are prime examples of industry related risks. The Company attempts to balance this risk through ongoing risk assessments conducted by its technical team.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2021

Commodity Prices

The Company is in the business of mineral exploration and as such, its prospects are largely dependent on movements in the price of various minerals. Prices fluctuate on a daily basis and are affected by a number of factors well beyond the control of the Company. The mineral exploration industry in general is a competitive market and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist. Due to the current grassroots nature of its operations, the Company has not entered into any price hedging programs.

Environmental

Exploration projects or operations are subject to the environmental laws and applicable regulations of the jurisdiction in which the Company operates. Environmental standards continue to evolve and the trend is to a longer, more complete and rigid process. The Company reviews environmental matters on an ongoing basis. If and when appropriate, the Company will make appropriate provisions in its financial statements for any potential environmental liability.

Title of Assets

Although the Company conducts title reviews in accordance with industry practice prior to any purchase of resource assets, such reviews do not guarantee that an unforeseen defect in the chain on title will not arise and defeat our title to the purchased assets. If such a defect were to occur, our entitlement to the production from such purchased assets could be jeopardized.

Competition

The Company engages in the highly competitive resource exploration industry. The Company competes directly and indirectly with major and independent resource companies in its exploration for and development of desirable resource properties. Many companies and individuals are engaged in this business, and the industry is not dominated by any single competitor or a small number of competitors. Many of such competitors have substantially greater financial, technical, sales, marketing and other resources, as well as greater historical market acceptance than does the Company. The Company will compete with numerous industry participants for the acquisition of land and rights to prospects, and for the equipment and labour required to operate and develop such prospects. Competition could materially and adversely affect the Company’s business, operating results and financial condition. Such competitive disadvantages could adversely affect the Company’s ability to participate in projects with favorable rates of return.

Additional information on risks and uncertainties relating to First Cobalt’s business is provided in First Cobalt’s Annual Information Form dated April 15, 2021 under the heading “Risk Factors”.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ significantly from these estimates.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2021

The areas requiring a significant degree of judgement are outlined in the Company’s most recent annual financial statements. There are no new areas requiring significant judgement that impacted the Company’s condensed interim consolidation financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The President and Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. There was no change in the Company’s internal controls over financial reporting that occurred during the three months ended June 30, 2021 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure. The Company’s President and Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures that as of June 30, 2021, the Company’s disclosure controls and procedures provide reasonable assurance that material information is made known to them by others within the Company are appropriately designed.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements that may be deemed “forward-looking statements”, including statements regarding developments in the Company’s operations in future periods, adequacy of financial resources and future plans and objectives of Company. All statements in this document, other than statements of historical fact, which address events or developments that the Company expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “interprets” and similar expressions, or events or conditions that “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this document include statements regarding the advancement of the refinery, future exploration programs, liquidity and effects of accounting policy changes.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploration success, successful outcome of the work in support of the recommissioning of the Refinery, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Readers are cautioned not to place undue reliance on this forward-looking information.

FIRST COBALT CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2021

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that Management’s beliefs, estimates, opinions or other factors should change except as required by law.

These statements are based on a number of assumptions including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the work programs described herein, the ability of the Company and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for the Company’s proposed work programs on its assets on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.